EXHIBIT 99.1

Alio Gold Signs $15M Financing Package for Florida Canyon

VANCOUVER, British Columbia, Nov. 14, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”) today announces that it has signed and closed a three-year, $15 million loan facility (the “Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott”) to fund construction of the new Phase II leach pad at Florida Canyon.

“This represents another positive step towards achieving our plan for Florida Canyon,” said Mark Backens, President and CEO of Alio Gold. “Construction of the Phase II leach pad is already underway, and this funding will help us toward our goal of completing construction in Q2 2020 to take maximum advantage of operational efficiencies which we expect will drive cash flow.”

Key Terms of the Facility are:

  Principal Amount of $15 million;
  Maturity date of October 31, 2022;
  Interest rate of 8% plus the greater of LIBOR and 2%;
  Amortization of the Facility in eight equal quarterly payments commencing January 31, 2021;

In conjunction with closing of the Loan Facility, Alio Gold has issued 1,286,228 shares to Sprott. Such shares shall be subject to a hold period under applicable securities legislation of four months and one day from their date of issue.

About Alio Gold

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release include, but are not limited to, statements which relate to future events. Such statements include completion of construction of the Phase II leach pad in Q2 2020 and the operational efficiencies and cash flows arising therefrom.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the completion of construction of the Phase II leach pad on expected timelines; that operational efficiencies and cash flows will result from the completion of the Phase II leach pad; the accuracy of gold price, production, revenue, capital expenditure, cost, reserve and resource, grade, mining, strip ratio, recovery, mine life, net present value, and tax estimates and other assumptions, projections and estimates made in respect of the Mines; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: the Company’s failure to complete the Phase II leach pad on the timeline expected, or at all; that the Company will not realize the operational efficiencies and cash flows that it expects as a result from the completion of the Phase II leach pad’ decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation;  inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; and other factors contained in the section entitled “Risk Factors” in the Company’s annual information form dated March 19, 2019, and filed on the Company’s SEDAR profile.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.